May 24, 2019

Mark Jensen
Chief Executive Officer
American Resources Corp
9002 Technology Drive
Fishers, Indiana 46038

       Re: American Resources Corp.
           Form 10-K for the Year Ended December 31, 2018
           Filed April 3, 2019
           Form 8-K as of February 12, 2019
           Filed February 22, 2019
           Response Letter filed May 20, 2019
           File No. 001-38816

Dear Mr. Jensen:

       We have reviewed your May 20, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 14, 2019 letter.

Form 10-K for the Year Ended December 31, 2018

Note 1: Summary of Significant Accounting Policies
Basis of Presentation and Consolidation:, page F-8

1. We note your response to comment two. Please revise your balance sheet presentation to replace the Mine Development caption with the correct description of the acquired property, plant and equipment.
2. Please amend your filing, as well as your Form 10-Q (as applicable), to comply with our prior comments one, two, three and four.
 Mark Jensen
American Resources Corp
May 24, 2019
Page 2
Form 8-K filed February 22, 2019

Item 2.01 Completion of Acquisition or Disposition of Assets , page 2

3. Please amend your filing to reflect the corrected dates indicated in your response hereunder and your correspondence dated May 6, 2019.
4. We note your response to comment 5. Asset acquisitions, such as the subject transaction entered into on February 12, 2019, is scoped out of the Business Combinations guidance.
         Refer to ASC 805-10-15-4(b). Instead, the accounting and valuation of asset acquisitions should be based on the guidance in ASC 718 (as amended, effective
2019) which sets a
         grant date for determining the fair value of equity transactions including non-employee transactions. However, the determination of the grant date shall be based on the relevant facts and circumstances. In setting the grant date of the stock as of February 12, 2019 (the date of the agreements), tell us your consideration of the following:
           the reasons for the stipulated conditions in the agreement, including but not limited to the effectiveness of the Form S-1 and the required NASDAQ listing; and
           the reasons for the delay in the closing date of the transaction (February 22, 2019) and the events that transpired between the agreement date and the closing date.

         In addition, in light of the parties' mutual understanding of the key terms and conditions, explain to us why the IPO and NASDAQ listing date (February 15, 2019) was not deemed the grant date of the stock for asset valuation purposes. These conditions appear to be more than just a formality and it is not clear how the grantee could be affected by subsequent changes in the price of the shares prior to this date. Refer to ASC 718-10-25-5 and 718-10-55-82 and 83.
        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMark Jensen                                  Sincerely,
Comapany NameAmerican Resources Corp
                                                               Division of
Corporation Finance
May 24, 2019 Page 2                                            Office of
Telecommunications
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